SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.25% Convertible Notes Due 2009

(Title of Class of Securities)

029912 AD4 and 029912 AC6

(CUSIP Number of Class of Securities)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Matthew J. Gardella, Esq.

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

Telephone: (617) 239-0100

Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$83,660,488	$6,768

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the 2.25% Convertible Notes due 2009, as described herein, is $802.93 per $1,000 principal amount at maturity outstanding. As of September 12, 2003, there was approximately $104,194,000 in aggregate principal amount outstanding (approximately $83.3 million accreted value), resulting in an aggregate maximum repurchase price of $83,660,488.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the transaction valuation.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by American Tower Corporation, a Delaware corporation (the “Company”), and relates to the offer by the Company to repurchase for cash the 2.25% Convertible Notes due 2009 issued by the Company on October 4, 1999 (the “Securities”), upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of October 4, 1999 (the “Indenture”), between the Company and The Bank of New York, as Trustee (the “Trustee”), (2) the Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes Due 2009, dated September 22, 2003 and filed herewith as Exhibit (a)(1)(A)(as amended from time to time, the “Issuer Repurchase Notice”), (3) the Securities and (4) the related offer materials filed as Exhibits (a)(1)(B) to (d)(1) to this Schedule TO (which Issuer Repurchase Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”).

The Option will expire at 5:00 p.m., New York City time, on October 22, 2003. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 1.    SUMMARY TERM SHEET

The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

(a)    Name and Address.    The name of the issuer is American Tower Corporation, a Delaware corporation. The address and telephone number of the Company’s principal executive offices is 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500. The information set forth in the Issuer Repurchase Notice under Section 1 (“Information Concerning the Company”) is incorporated herein by reference.

(b)    Securities.    This Schedule TO relates to the offer by the Company to repurchase all the outstanding Securities. The information set forth in the Issuer Repurchase Notice under Section 2 (“Information Concerning the Securities”) is incorporated herein by reference.

(c)    Trading Market and Price.    The information set forth in the Issuer Repurchase Notice under Section 2.4 (“Market for the Securities and American Tower Class A Common Stock”) is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)    Name and Address.    The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company.” The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

(a)    Material Terms.    The information set forth in the Issuer Repurchase Notice under “Summary Term Sheet,” Section 2 (“Information Concerning the Securities”), Section 3 (“Procedures to be Followed by Holders Electing to Surrender Securities for Repurchase”), Section 4 (“Right of Withdrawal”), Section 5 (“Payment for Surrendered Securities”), Section 6 (“Securities Acquired”), Section 9 (“Legal Matters; Regulatory Approvals”), Section 10 (“Purchases of Securities by the Company and its Affiliates”), Section 11 (“Material United States Income Tax Considerations”), Section 14 (“No Solicitations”), Section 15 (“Definitions”), and Section 16 (“Conflicts”) is incorporated herein by reference.

(b)    Purchases.    The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

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ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)    Agreements Involving the Subject Company’s Securities.    The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)    Purposes.    The information set forth in the Issuer Repurchase Notice under Section 2.1 (“The Company’s Obligation to Repurchase the Securities”) is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Issuer Repurchase Notice under Section 6 (“Securities Acquired”) is incorporated herein by reference.

(c)    Plans.    The information set forth in the Issuer Repurchase Notice under Section 7 (“Plans or Proposals of the Company”) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)    Source of Funds.    The information set forth in the Issuer Repurchase Notice under Section 5 (“Payment for Surrendered Securities”) and Section 12 (“Fees and Expenses”) is incorporated herein by reference.

(b)    Conditions.    The information set forth in the Issuer Repurchase Notice under Section 2.1 (“The Company’s Obligation to Repurchase the Securities”) and Section 5 (“Payment for Surrendered Securities”) is incorporated herein by reference.

(d)    Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)    Securities Ownership.    The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company in the Securities”) is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)    Solicitations and Recommendations. None.

ITEM 10.    FINANCIAL STATEMENTS

(a)    Financial Information.    The Company believes that its financial condition is not material to a holder’s decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis. The information set forth in the Issuer Repurchase Notice under Section 13 (“Additional Information”) is incorporated herein by reference.

(b)    Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Issuer Repurchase Notice under Section 8 (“Interests of Directors, Executive Officers and Affiliates of the Company

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in the Securities”) and Section 9 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the Company’s knowledge, no material legal proceedings relating to the Option are pending.

(b)    Other Material Information. None.

ITEM 12.    EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes due 2009, dated September 22, 2003.

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter.

(a)(1)(G)	Form W-9

(a)(5)(A)	Press Release issued by American Tower Corporation on September 22, 2003.

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 4, 1999 (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (File No. 333-89345), as filed with the Securities and Exchange Commission on October 20, 1999).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)    Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ WILLIAM H. HESS

William H. Hess Executive Vice President, General Counsel and Secretary

Date: September 22, 2003

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EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Form of Issuer Repurchase Notice to Holders of American Tower Corporation 2.25% Convertible Notes due 2009, dated September 22, 2003.

(a)(1)(B)	Form of Repurchase Notice

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Notice of Withdrawal.

(a)(1)(E)	Form of Broker Letter

(a)(1)(F)	Form of Client Letter.

(a)(1)(G)	Form W-9

(a)(5)(A)	Press Release issued by American Tower Corporation on September 22, 2003.

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 4, 1999 (Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (File No. 333-89345), as filed with the Securities and Exchange Commission on October 20, 1999).

(g)	Not applicable.

(h)	Not applicable.